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                                                                    EXHIBIT 20.2


CONSOLIDATED CAPITAL OF NORTH AMERICA, INC.
410 17th Street
Suite 400
Denver, Colorado  80202                                           March 11, 1998
Contact:  Jeanette Avery
          Shareholder Relations
          888-313-8051


  CONSOLIDATED CAPITAL OF NORTH AMERICA ANNOUNCES $2 MILLION PRIVATE FINANCING

Denver, Colorado: Consolidated Capital of North America, Inc. (NASDAQ/BB:CDNO) announced today that it has closed a convertible preferred stock financing of $2 million with a group of institutional investors. The Company intends to use the funds for working capital purposes. Paul Bagley, the Chairman of the Company said, "We are pleased that these investors have demonstrated such confidence in the Company."

         The Preferred Shares are convertible into Common Shares of the Company beginning April 20, 1998. Based on the conversion price formula the Preferred Shares will be convertible into no less than 1.14 million Common Shares. In connection with the financing, the investors received Warrants to purchase in the aggregate 250,000 Common Shares of the Company at an exercise price of $2.38 per share.

         Consolidated Capital of North America, Inc., through its subsidiary, Capitol Metals Co., operates a Los Angeles - based steel service and distribution business specializing in the processing of hot and cold rolled steel. Consolidated's Angeles Metal Trim Co. subsidiary, fabricates and sells steel framing for commercial and residential structures worldwide from its plants in Los Angeles and Vancouver, Washington and from distribution facilities located in Kent, Washington and Sacramento, California. Consolidated also manufactures and sells low cost pre-engineered housing internationally through its California Building Systems, Inc. subsidiary.